

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2022

Christian Goode
Chief Executive Officer
IG Acquisition Corp.
251 Park Avenue South, 8th Floor
New York, NY 10010

> **Re: IG Acquisition Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 25, 2022**
> **File No. 001-39579**

Dear Christian Goode:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joshua Englard, Ellenoff Grossman & Schole LLP